Apothēka™

BLOCKCHAIN

"**Elevating** Patient Care Experience"

About Us

Apothēka Integrates with Electronic Medical Records Systems and transforms them into secure blockchain ecosystems to facilitate security, data integrity and interoperability

Mission: Elevating patient care experience through cleaner data, increased security and interoperability

Values: Innovation • Trust • Reliability • Encompassing

"Secret Sauce": Uses ironclad security, scalable distribution design of Blockchain and AI technologies to solve "IT friction" points in healthcare leveraging **patented** six way patient validation

Apothēka™

The Problem (Friction Points) ~ Security, Bad Data & Interoperability

Los Angeles Times Subscribe

CALIFORNIA

Data breach exposes information of thousands of patients in L.A. County



Olive View Medical Center

Olive View-UCLA Medical Center in Sylmar is among the facilities overseen by the L.A. County Department of Health Services. A contractor for the agency was the victim of a phishing attack that led to data breach affecting thousands of patients. (Liz O. Baylen / Los Angeles Times)

By SOUMYA KARLAMANGLA
STAFF WRITER

JULY 9, 2019

BECKER'S
HEALTH IT & CIO REPORT

84 CEOs and 45 CFOs from Great Hospitals and Health Systems
160+ Health System Executives in Total

Patient data from EHR vendors found for sale online

Jackie Drees - yesterday Print | Email

SHARE Tweet Share 152

TC

Quest Diagnostics says 11.9 million patients affected by data breach

Zack Whittaker
@zackwhittaker / 2 months ago



Quest Diagnostics



Error Rate Drops, but Medicare Still Lost $31.6 Billion to Preventable Billing Errors in FY2018

COUNCIL FOR MEDICARE INTEGRITY

Apotheka Use Cases In Healthcare

Apotheka Blockchain Module
(Turn Key / Plug And Play & Integrate-able With Any EHR)

***PATENT: Blockchain Six Way Patient Validation (Filed & Pending)**



Patient Identification
Patient Validation (Six Way) – PHI + Biometric + DNA critical areas

APIs / Data Integration
External Sources Integrations: Specialist providers, Long-term care facilities, and Private payers

Claims Adjudication / Revenue Cycle
Claims Adjudication - Over and Under Billing Prevention

Security
Security / HIPAA compliant (Cybersecurity governance) – Hacker hindrance, Audit trail and Transparency

Interoperability
Data Access and Sharing, Technology Cross Platform Integration

Decentralized / Immutable
Decentralized Medical Records

Physician Credentialing
Physician Credentials Validation

Encryption
Cryptographic Hash Technology

Value Proposition: Sample Use Case

Jon's Patient Chart & History (Physician's EMR View)



Administrators
Patient: Jon Eva
4652528
DOB: 01/02/1987
Traditional EMR Patient chart
Medical Record No 4652528
Open Encounter: None
VIEW PAST ENCOUNTERS (1)
Dashboard
Evans, Jon
Patient Finder
HISTORY
REPORT
DOCUMENTS
TRANSACTIONS
ISSUES
LEDGER
EXTERNAL
Billing
Patient Balance Due : 0.00
Insurance Balance Due : 20.00
Total Balance Due : 20.00
Demographics
Contact
Employer
Stats
Misc
Guardian
Name: Mr. Jon P Evans
External ID: 150
DOB: 01/02/1987
Sex: Male
S.S.N: 415-86-8681
License/ID:
Marital Status: Single
User Defined:
Billing Note:
Blood Group: A
Height: 6
Weight: 176
MRN: 4652528
Clinical Reminders
Measurement: Weight (Past Due) ?
Assessment: Tobacco (Past Due) ?
Appointments
07/07/2019, 00:00 am (Sunday)
Status(-) Office Visit
Dr Ryan Kotton
07/08/2019, 00:00 am (Monday)
Status(-) Office Visit
Dr Ryan Kotton
07/09/2019, 00:00 am (Tuesday)
Status(-) Office Visit
Dr Ryan Kotton
07/10/2019, 00:00 am (Wednesday)
Status(-) Office Visit
Dr Ryan Kotton
07/11/2019, 00:00 am (Thursday)
Status(-) Office Visit
Dr Ryan Kotton
07/12/2019, 00:00 am (Friday)
Status(-) Office Visit
Dr Ryan Kotton
Recurrent Appointments

Value Proposition: Sample Use Case
Entire Profile Anonymized & Secured On Blockchain



Patient: Jon Evans (4652528) ×

DOB: 01/02/1987 Age: 32

```
"blockNumber": 1025,
"event": "PatientEvent",
"transactionHash": "0x9d3927ba701af3e4ea3701fa072a7ccf147f0f9308bd6959048dfca8a4253375",
"actionPerformed": "PATIENT ADDED",
"MRN": "4652528",
"walletBalance": "0",
"timestamp": "1561657273512081290"
```

PHI on Jon Evans condensed into a transaction encrypted hash on the Blockchain "Block 1025"

*Constellation Enclave To Encrypt Blockchain Plus Inbuilt Hashing To Secure All User Transactions.

Market Opportunity (6,210 Hospitals AHA Data 2019)

5,262
The Number Of U.S. Community Hospitals

208
Federal Government Hospitals

620
Non Federal Psychiatric Hospitals



Target 20% Market Share ~ 1,242 Hospitals

Potential Represents

$371,500,000

2,968
Number Of Nongovernment Not-for-profit Community Hospitals

1,322
Number Of Investor-owned (For-profit) Community Hospitals

Apothēka Traction & Roadmap 2018 -2020

May 2018
Apothēka Blockchain Prototype

Patient Demographics, Scheduling, Electronic Medical Records, Prescriptions, Medical Billing, Clinical Decision Rules, Patient Portal, Reports, Security

July 2018
Cedars Sinai

Approved: As a Beta / Reference Site Selection

Sept 2018

Medical Records Blockchain Patent

Patent Design, Claims Write up & Submission

April 2019
Apothēka Blockchain & Smart Contracts

Pilots Launch: Self Executing Contracts, Claims Adjudication

August 2019
Investor Roadshows & Global Activations

Marketing/Acquisition Campaign & Clients Activations

MOU Phase

Texas Health Resources · Mount Sinai · ABSOLUTYS · Providence St.Joseph Health

April 2020

Apothēka Digital Coin to Cash

Patient Rewards Health Coin, Integration with Apple watch, Fit Bit etc.

Progress To-date

Sept 2019 - Tower ENT Paid Pilot (CEDARS-SINAI)

Oct 2019 – Paying Client (STEMCELL THERAPEUTICS LA – REGENERATE YOUR HEALTH)

Nov 7th ETA – Paying Client (Contract Phase) (PACIFIC STEM CELL, LLC)

Competitive Landscape

Embleema

Embleema (New York - USA / Paris - France)

Blockchain platform that lets patients share their clinical research data with stakeholders..

Apothēka™

Apotheka Systems (Los Angeles, CA)

End to End Hi-Tech SaaS Blockchain Modular & Turnkey platform with **Medicare Claims, Pharmacy, Primary Care, Laboratory, Telehealth, Analytics & Specialty Care** capabilities.



simplyvital health

SimplyVital Health (Watertown, MA)

Building the blockchain infrastructure so providers and patients can **safely share** and govern their data, reducing healthcare cost globally.

patientory

Patientory (Atlanta, GA)

Patientory interconnects with EHR systems and enables doctors, care providers and consumers to **communicate** on a single easy to use platform.

Apotheka SaaS Platform Value Proposition

*Filed a **Patent** & Offers a Value Bundle Solution

Vs.

Our Competitors' Single Offerings.

Our Team



Dennis Maliani | CEO Founder

Vast experience in the health-tech space, 12 plus years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, MemorialCare, Amgen etc. IPO readiness & portfolio management at GreenDot.



Luis Lopez | COO

Over 20 years of experience in Healthcare consulting. Great level leadership in healthcare space. He has been involved in two start-up companies, including Somega Healthcare Systems which was successfully sold.



Victor Pisacane | CTO

Formerly senior software architect, IBM Watson Health. Innovative and dynamic professional software developer, architect and team leader with 25 years of experience designing, developing and delivering software products in both startup environments and Fortune 500 companies.



Daniel Edelstein | CSO

Extensive experience on the payer side of healthcare with organizations that provide health insurance to the underprivileged communities of Los Angeles.

Advisors

- **Dr. Melanie Rolli** - CEO and Chief Medical Officer. Piqur Therapeutics AG - Basel, Switzerland
- **Brad Bulent Yasar** Founder at Blockchain Investors Consortium (BIC)
- **Thomas Kluz** - (Head of Global Healthcare investing at Qualcomm Ventures – Digital Health Investments)
- **Dr. Stephen Geller** - Chairman Emeritus, Pathology, Cedars-Sinai Medical Center/ Prof. Weill Cornell Medical College)
- **Dr. Hyung Kim** - Assoc. Director, Surgical Research, Samuel Oschin Cancer Center, Cedars Sinai
- **Henrique Dias** - Managing Partner, B&D Alternatives Investment Fund

Funding, Terms & Go-To-Market

Use of Funds

Marketing & Customer Acquisition	$1,000,000
Operations & Salaries	$500,000
Information Technology	$300,000
Research & Development	$200,000

- Cost per Acquisition (CPA) $14
- Runway 18 - 24 months

$2 MILLION RAISE

Valuation $6M Cap with a 20% discount rate.

Market Size:

TAM: **$31B**, Based On Kalorama Market Research Report In March 2019

Estimated Reach: 20%

Business Model

- **Subscription** Average Per License **$275/Month**
- **$250K/Year Average** Support + Services Fees

Target Healthcare Clientele

- Small And Medium Sized Businesses
- Mid-market
- Enterprise

Selling Strategy

- No/Low-Touch (Self Service)
- Medium-Touch (Inside Sales / Partnerships)
- High-Touch (Enterprise Sales)
- Personal Relationships

Thank you